CXJ GROUP CO., LTD.	Room 1903-1, No.1 building, Xizi International center Jianggan District, Hangzhou City, Zhejiang Province, China

February 24, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Melissa Gilmore
Martin James
Sherry Haywood
Asia Timmons-Pierre

Re:	CXJ Group Co., Ltd
Amendment No.3 to Registration Statement on Form S-1
Filed January 19, 2021
File No. 333-248779

Dear Sir or Madam:

CXJ Group Co., Ltd. (the “Company”) is filing amendment number 4 (the “Amendment”) to the Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Lixin Cai, Chief Executive Officer of the Company, dated February 3, 2021 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements, page F-18

1. Please update the filing to provide financial statements that comply with Rule 8-08 of Regulation S-X and revise Management's Discussion and Analysis and other sections to provide updated financial information. In addition, file an updated consent from your auditors.

We have update the Registration Statement and the MD&A to include the latest financial statements.

Very truly yours,

/s/ Lixin Cai
Lixin Cai